UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                (Amendment No. _____)

                                SoftNet Systems, Inc.
                                   (Name of Issuer)

                        Common Stock, par value $.01 per share
                            (Title of Class of Securities)

                                      833964109
                                    (CUSIP Number)

                                   John P. Tamisiea
                               McDermott, Will & Emery
                                227 West Monroe Street
                               Chicago, Illinois 60601
                                    (312) 984-6957
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                  September 15, 1995
               (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                     SCHEDULE 13D

     CUSIP No. 833964109
     ___________________________________________________________________________
     1    NAMES OF REPORTING PERSONS S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Eurocredit Investments, Ltd. and Richard C.W. Mauran
     ___________________________________________________________________________
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                         (b) / /
     ___________________________________________________________________________
     3    SEC USE ONLY


     ___________________________________________________________________________
     4    SOURCE OF FUNDS

          00 See Item 3 below
     ___________________________________________________________________________
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
     ___________________________________________________________________________
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Eurocredit Investments, Ltd. is a Maltese corporation and Mr. Mauran is a Canadian citizen
     ___________________________________________________________________________
                          7   SOLE VOTING POWER
     NUMBER OF SHARES         670,125 shares of Common Stock
       BENEFICIALLY      _______________________________________________________
        OWNED BY          8   SHARED VOTING POWER
          EACH                N/A
        REPORTING        _______________________________________________________
         PERSON           9   SOLE DISPOSITIVE POWER
          WITH                670,125 shares of Common Stock
                         _______________________________________________________
                         10   SHARED DISPOSITIVE POWER
                              N/A
     ___________________________________________________________________________
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          670,125 shares of Common Stock
     ___________________________________________________________________________
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                            / /
     ___________________________________________________________________________
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          approximately 11.6%
     ___________________________________________________________________________
     14   TYPE OF REPORTING PERSON

          IV, IN
     ___________________________________________________________________________

     Item 1.   Security and Issuer

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of SoftNet Systems, Inc., a New York corporation ("SoftNet" or the "Issuer"), formerly known as The Vader Group, Inc. and, prior thereto, as Magicsilk, Inc. and, prior thereto, as Tensor Corporation, with its principal place of business at 717 Forest Avenue, Lake Forest, Illinois 60045.

     Item 2.   Identity and Background

     (a) Eurocredit Investments, Ltd. is a Maltese corporation. Mr. Mauran is a Canadian citizen and the sole shareholder of Eurocredit Investments, Ltd.

     (b) Richard C.W. Mauran's and Eurocredit Investments, Ltd.'s business address is 47 Eaton Pl, Flat A, London SWI, England.

     (c) Eurocredit Investments, Ltd. and Mr. Mauran are chiefly engaged in the business of investment.

     (d) During the last five years, neither Eurocredit Investments, Ltd. nor any person affiliated with it, including Mr. Mauran, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither Eurocredit Investments, Ltd. nor Mr. Mauran has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Mauran is a citizen of Canada

     Item 3.   Source and Amount of Funds or Other Consideration

     Under the Agreement and Plan of Reorganization, dated March 24, 1995 (the "Merger Agreement"), by and among the Issuer, a wholly-owned subsidiary of the Issuer ("Subsidiary") and Micrographic Technology Corporation ("MTC"), Eurocredit Investments, Ltd., through its President, Richard C.W. Mauran, acquired 670,125 shares of Common Stock of the Issuer in exchange for all of its shares of MTC in connection with the merger of MTC with and into Subsidiary, which merger was effective September 15, 1995 (the "Merger").

     Item 4.   Purpose of Transaction.

     MTC was approached by the Issuer to enter into the transaction described in
     Item 3 above.

     (a) Neither Eurocredit Investments, Ltd. nor Mr. Mauran has formulated any plans which relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

     (b) Neither Eurocredit Investments, Ltd. nor Mr. Mauran has any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

     (c) Neither Eurocredit Investments, Ltd. nor Mr. Mauran has any plans or proposals for a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

     (d) In connection with the transaction described in Item 3, as long as certain "MTC Obligations" are outstanding, the Issuer shall cause a designee of Mr. Mauran to be nominated annually on its slate of directors.

     (e) Neither Eurocredit Investments, Ltd. nor Mr. Mauran has any plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

     (f) Neither Eurocredit Investments, Ltd. nor Mr. Mauran has any plans or proposals which relate to or would result in any other material change in the Issuer's business or corporate structure.

     (g) Neither Eurocredit Investments, Ltd. nor Mr. Mauran has any plans or proposals which relate to or would result in changes in the Issuer's Charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

     (h) Neither Eurocredit Investments, Ltd. nor Mr. Mauran has any plans or proposals which relate to or would result in causing SoftNet's Common Stock to be delisted from the American Stock Exchange.

     (i) Neither Eurocredit Investments, Ltd. nor Mr. Mauran has any plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Neither Eurocredit Investments, Ltd. nor Mr. Mauran has any plans or proposals which relate to or would result in any action similar to any of those enumerated above.

     Item 5.   Interest in Securities of the Issuer

     (a) Eurocredit Investments, Ltd. and Mr. Mauran are the beneficial owners of 670,125 shares of Common Stock, representing approximately 11.6% of all of the issued and outstanding Common Stock of SoftNet.

     (b)  See Sections 7,8,9 and 10 of the cover page of this Schedule 13D.

     (c) Except as reported in Item 3 above, no transactions in the Issuer's securities have been effected by Eurocredit Investments, Ltd. or Mr. Mauran.

     (d)  Not applicable.

     (e)  Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     By the terms of Exhibit D to the Merger Agreement described in Item 3 above, Neither Eurocredit Investments, Ltd. nor Mr. Mauran can dispose of the common shares of the Issuer received in the Merger prior to the second anniversary of the closing date of the Merger.

     Item 7.   Material to be Filed as Exhibits

     99.1 The Merger Agreement described in Item 3 is contained in the Issuer's Registration Statement on Form S-4, as amended, Registration No. 33-95542, incorporated herein by reference.

     99.2 The right of Mr. Mauran to designate a nominee for the annual slate of Issuer's directors as described in Item 4(2) is contained in the Issuer's Registration Statement on Form S-4, as amended, Registration No. 33-95542, incorporated herein by reference.

     99.3*     Exhibit D to the Merger Agreement as described in Item 6.

     ____________________

     * Filed herewith.


     Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

     Dated:  December 7, 1995                Dated:  December 7, 1995

     /s/ Richard C.W. Mauran                 /s/ Richard C.W. Mauran
     Eurocredit Investments, Ltd.            Richard C.W. Mauran President
     By:  Richard C.W. Mauran
     Its: President